12/3

SECU 02053936 OMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-29332

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2001 (MM/DD/YY) AND ENDING September 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Chevy Chase Securities Inc

OFFICIAL USE ONLY
FIRM ID. NO.

SEC MAIL PROCESSING RECEIVED NOV 2 2 2002 WASH., D.C. 152 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7501 Wisconsin Avenue
(No. and Street)

Bethesda, (City) MD (State) 20814 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name — if individual, state last, first, middle name)

8484 Westpark Drive (Address) McLean, (City) VA (State) 22102 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 11 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard L. Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chevy Chase Securities, Inc., as of September 30, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

KELLY A. KARELS
NOTARY PUBLIC STATE OF MARYLAND
My Commission Expires April 6, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHEVY CHASE SECURITIES, INC.

CONTENTS

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Chevy Chase Securities, Inc.

We have audited the accompanying statement of financial condition of Chevy Chase Securities, Inc. (a Maryland corporation and a wholly-owned subsidiary of Chevy Chase Financial Services Corporation, which is a wholly-owned subsidiary of Chevy Chase Bank, F.S.B.) (the "Corporation") as of September 30, 2002, and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Corporation for the years ended September 30, 2001 and 2000, were audited by other auditors who have ceased operations and whose report dated October 17, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the financial position of Chevy Chase Securities, Inc. as of September 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

McLean, Virginia
October 23, 2002

CHEVY CHASE SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION

	September 30, 2002	September 30, 2001
ASSETS		
Cash	$ 96,029	$ 334,200
Cash segregated under federal and other regulations	945,568	491,139
Investment securities (market value of $1,323,366 and $797,088, respectively)	1,323,366	797,088
Accounts receivable	158,633	153,694
Federal income taxes receivable from Bank	33,721	148,133
Furniture and equipment, net	260,349	268,442
Prepaid expenses	16,185	17,873
Total assets	$ 2,833,851	$ 2,210,569
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable to Bank	$ 240,513	$ 31,862
Customer deposits	945,568	491,139
Accounts payable and accrued expenses	719,342	653,208
Total liabilities	1,905,423	1,176,209
Stockholder's equity:		
Common stock, $1 par value, 100,000 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Capital contributed in excess of par value	1,259,000	1,259,000
Retained deficit	(331,572)	(225,640)
Total stockholder's equity	928,428	1,034,360
Total liabilities and stockholder's equity	$ 2,833,851	$ 2,210,569

The Notes to Financial Statements are an integral part of these statements.

CHEVY CHASE SECURITIES, INC.
STATEMENTS OF OPERATIONS

	Years Ended September 30,		
	2002	2001	2000
Income:			
Commissions and fees	$ 8,840,211	$ 6,677,550	$ 6,827,949
Interest and other	33,449	61,936	52,007
Total income	8,873,660	6,739,486	6,879,956
Expenses:			
Salaries and employee benefits	5,768,445	4,737,844	4,616,515
Marketing	47,509	99,721	174,967
Data Processing	1,090,296	812,907	671,514
Occupancy	565,692	335,979	174,608
Depreciation and amortization	70,781	56,813	29,138
Other	1,496,366	1,353,400	1,205,643
Total expenses	9,039,089	7,396,664	6,872,385
Income (loss) before income taxes	(165,429)	(657,178)	7,571
Provision (benefit) for income taxes	(59,497)	(276,014)	2,994
Net income (loss)	$ (105,932)	$ (381,164)	$ 4,577

The Notes to Financial Statements are an integral part of these statements.

CHEVY CHASE SECURITIES, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY

	Common Stock	Capital Contributed in Excess of Par Value	Retained Earnings (deficit)	Total Stockholder's Equity
Balance, September 30, 1999	$ 1,000	$ 299,000	$ 400,947	$ 700,947
Dividends	-	-	(250,000)	(250,000)
Capital Contribution	-	250,000	-	250,000
Net income	-	-	4,577	4,577
Balance, September 30, 2000	1,000	549,000	155,524	705,524
Capital Contribution	-	710,000	-	710,000
Net loss	-	-	(381,164)	(381,164)
Balance, September 30, 2001	1,000	1,259,000	(225,640)	1,034,360
Net loss	-	-	(105,932)	(105,932)
Balance, September 30, 2002	$ 1,000	$ 1,259,000	$ (331,572)	$ 928,428

The Notes to Financial Statements are an integral part of these statements.

CHEVY CHASE SECURITIES, INC.
STATEMENTS OF CASH FLOWS
Increase (Decrease) in Cash

	Years Ended September 30,		
	2002	2001	2000
Cash flows from operating activities:			
Net income (loss)	$ (105,932)	$ (381,164)	$ 4,577
Adjustments to reconcile net income to net Cash provided by (used in) operating activities:			
Depreciation and amortization	70,781	56,813	29,138
Loss on sales of fixed assets	17,107	-	-
Accretion of discounts	(20,431)	(34,403)	(24,338)
(Increase) decrease in accounts receivable and prepaid expenses	(3,251)	47,173	57,497
(Increase) decrease in federal income taxes receivable from Bank	114,412	(148,133)	-
Increase (decrease) in accounts payable to Bank	208,651	(79,646)	16,784
Increase (decrease) in customer deposits	454,429	(48,489)	175,189
Increase in accounts payable and accrued expenses	66,134	33,363	188,014
Increase (decrease) in federal income taxes payable to Bank	-	(76,879)	37,464
Net cash provided by (used in) operating activities	801,900	(631,365)	484,325
Cash flows from investing activities:			
Purchase of investment securities	(5,711,847)	(2,845,762)	(1,967,068)
Proceeds from maturities of investment securities	5,206,000	2,727,000	1,750,000
Purchases of furniture and equipment	(95,345)	(145,933)	(92,142)
Proceeds from sales of furniture and equipment	15,550	-	-
Net cash used in investing activities	(585,642)	(264,695)	(309,210)
Cash flows from financing activities:			
Cash dividends paid to parent	-	-	(250,000)
Capital contributions from parent	-	710,000	250,000
Net cash provided by financing activities	-	710,000	-
Net increase (decrease) in cash	216,258	(186,060)	175,115
Cash at beginning of year	825,339	1,011,399	836,284
Cash at end of year	$ 1,041,597	$ 825,339	$ 1,011,399
Supplemental disclosure of cash flow information:			
Cash received during the year for income taxes	$ 139,342	$ 5,000	$ 9,811
Supplemental disclosure of non-cash investing activities:			
Net transfers of property and equipment from related party	$ -	$ -	$ 60,695

The Notes to Financial Statements are an integral part of these statements.

CHEVY CHASE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2002, 2001 and 2000

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

Chevy Chase Securities, Inc. (the "Corporation") is a licensed broker-dealer in the business of selling securities on a retail basis to the general public, including customers and depositors of Chevy Chase Bank, F.S.B. (the "Bank"). The Corporation's principal market is the Washington, D.C. metropolitan area. A summary of significant accounting policies of the Corporation is as follows:

Affiliation of Corporations:

The Corporation is a wholly-owned subsidiary of Chevy Chase Financial Services Corporation ("CCFS"), which is a wholly-owned subsidiary of the Bank, a federally chartered stock savings bank and a subsidiary of B. F. Saul Real Estate Investment Trust (the "Trust"). The Bank is in compliance with its regulatory capital requirements.

Use of Estimates:

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the statements of financial condition and statements of operations for the reporting period. Actual results could differ from these estimates.

Cash:

Cash includes cash and cash segregated under federal and other regulations for purposes of reporting cash flows. Cash segregated under federal and other regulations represents funds deposited by customers and funds accruing to customers as a result of trades or contracts.

Investment Securities:

The Corporation classifies its investment securities as either "held-to-maturity," "available-for-sale" or "trading" at the time such securities are acquired. Investment securities classified as "held-to-maturity" are reported at amortized cost. Investment securities classified as "available-for-sale" are reported at fair value, with unrealized gains and losses, net of the related tax effect, reported as a separate component of stockholder's equity. Those classified as "trading" are also reported at fair value, with unrealized gains and losses included in earnings. All investment securities at September 30, 2002 and 2001 are classified as "trading." Premiums and discounts are amortized or accreted using the level yield method. Realized gains and losses are determined using the specific identification method.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued):

Furniture and Equipment:

Furniture and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method at rates calculated to allocate the cost of the applicable assets over their estimated useful lives. Leasehold improvements are amortized over the shorter of the term of the respective lease (including renewal options that are expected to be exercised) or 20 years.

Income Taxes:

The Bank and its subsidiaries, the Trust (owner of 80% of the common stock of the Bank) and the other companies in the Trust's affiliated group are parties to a tax sharing agreement. As a subsidiary of the Bank, the Corporation is a party to the tax sharing agreement. Under the agreement, the Bank and its subsidiaries compensate the Trust for federal taxes due and an expense is accrued; or the Trust compensates the Bank and its subsidiaries for federal taxes recoverable and a benefit is accrued, subject to certain limitations.

The Corporation utilizes an asset and liability approach in its accounting for income taxes, which results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between financial statement and tax basis carrying amounts. Deferred income taxes are recorded using currently enacted tax laws and rates. The Corporation establishes a valuation allowance against gross deferred tax assets to the extent the Corporation cannot determine that it is more likely than not that such assets will be realized through taxes available in carryback years, future reversals of existing taxable temporary differences or projected future taxable income. No valuation allowance was recorded to reduce the carrying value of the assets at September 30, 2002 and 2001. The net deferred assets at September 30, 2002 and 2001 were $79,842 and $49,600, respectively, and primarily relate to temporary differences in compensation expense.

The Corporation had permanent differences, representing certain expenses which are not deductible for income tax purposes. State income taxes are provided on a separate company basis; benefits are not accrued unless recognizable on a separate company basis.

Fair Value of Financial Instruments:

Fair value of investment securities is based on quoted market prices. At September 30, 2002, the Corporation had one investment security with a carrying amount and fair value of $1,323,366.

The Corporation's other financial instruments consist of cash, short-term receivables and payables for which their carrying amounts approximate fair value.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued):

Reclassification:

Certain reclassifications have been made to the Corporation's financial data for the years ended September 30, 2001 and 2000 to conform with the presentation used for the year ended September 30, 2002.

NOTE 2 - FURNITURE AND EQUIPMENT:

Furniture and equipment is comprised of the following:

	Estimated useful lives	September 30, 2002	September 30, 2001
Leasehold improvements	5 – 20 years	$ -	$ 65,372
Furniture and fixtures	5 – 15 years	326,704	317,733
Automobiles	3 – 5 years	108,241	101,848
Less: Accumulated depreciation and amortization		174,596	216,511
Total		$ 260,349	$ 268,442

Total depreciation and amortization expense was $70,781, $56,813, and $29,138 for the years ended September 30, 2002, 2001, and 2000, respectively.

NOTE 3 - RETIREMENT PLAN:

The Corporation participates in a defined contribution profit sharing retirement plan (the "Plan") which covers those full-time employees who meet the requirements as specified in the Plan. Prior to January 1, 2002, the Plan, which can be modified or discontinued at any time, required participating employees to contribute 2% of their compensation. Beginning January 1, 2002, only corporate contributions are made to the Plan. Corporate contributions, at the discretionary amount of up to six percent of the employee's cash compensation, subject to certain limits, were $237,063, $195,574, and $179,068 for the years ended September 30, 2002, 2001, and 2000, respectively. There are no past service costs associated with the Plan and the Corporation has no liability under the Plan other than its current contributions. The Plan owns 4% of the Bank's common stock.

NOTE 4 - TRANSACTIONS WITH RELATED PARTIES:

The Corporation had cash balances of $1,021,597 and $805,339 as of September 30, 2002 and 2001, respectively, held in various deposit accounts with the Bank. Interest earned on these accounts was $11,842, $25,898 and $26,037 for the years ended September 30, 2002, 2001, and 2000, respectively.

Certain officers and directors of the Corporation and/or the Bank are also officers and/or directors of B. F. Saul Company, an affiliate of the Trust, and/or its subsidiaries.

NOTE 4 - TRANSACTIONS WITH RELATED PARTIES:

Accounts payable to Bank consists of certain expenses of the Corporation paid by the Bank.

The Bank provides certain administrative and support services to the Corporation and charges the Corporation for these services. During the years ended September 30, 2002, 2001 and 2000, the fees for these services charged to the Corporation totaled $2,119,977, $1,594,465, and $1,346,641, respectively. The Bank has provided and will continue to provide financial support to the Corporation so that it can meet its financial obligations as they come due.

During the year ended September 30, 2000, the Corporation received net transfers of property and equipment from Chevy Chase Insurance Agency, Inc., a wholly-owned subsidiary of CCFS, with a net book value of $60,695.

NOTE 5 - NET CAPITAL REQUIREMENTS:

The Corporation is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. Rule 15c3-1 requires that aggregate indebtedness, as defined, shall not exceed fifteen times net capital, as defined.

At September 30, 2002, the Corporation's net capital of $508,944, as defined, exceeded required net capital of $250,000 by $258,944 and the ratio of aggregate indebtedness to net capital was 3.74 to 1.

The following table is the Corporation's net capital computation under Rule 15c3-1 at September 30, 2002:

Total stockholder's equity	$ 928,428
Less non-allowable assets:	
Furniture and equipment, net	260,349
Accounts receivable from noncustomers	138,315
Other non-allowable assets	16,185
Commissions on investment	4,635
Adjusted net capital	$ 508,944

A reconciliation of the net capital computation to the unaudited report previously filed with the Securities and Exchange Commission as of September 30, 2002 and amended on November 27, 2002 has not been provided because no differences exist.

Exhibit I

CHEVY CHASE SECURITIES, INC.
Bethesda, Maryland
September 30, 2002

Computation for Determination of Reserve
Requirement Under Exhibit A
of Rule 15c3-3

Member exempt under 15c3-3(k)

Information Relating to Possession
and Control Requirements Under
Rule 15c3-3

Member exempt under 15c3-3(k)

Report of Independent Auditors
on Internal Control
as Required by SEC Rule 17a-5

Board of Directors
Chevy Chase Securities, Inc.

In planning and performing our audit of the financial statements of Chevy Chase Securities, Inc. (the "Corporation") for the year ended September 30, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Corporation, including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Board of Directors
Chevy Chase Securities, Inc.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at September 30, 2002, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

McLean, Virginia
October 23, 2002